Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 19, 2014

Fantex, Inc.

On February 14, 2014, the article attached hereto as Annex A was published online by the Philly.com (the “Article”). The Article references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                 The Article is headlined, “Beyond fantasy: Making money off of a pro football player,” refers to “making money off of a team athlete’s individual performance,” to an “initial public offering road show for one athlete,” and states that, “[Fantex, Inc.] is making [earning money off of a team athlete’s individual performance] even more of a reality,” that, “[Fantex, Inc.] offers an opportunity to invest in an athlete’s future earnings,” and that “the first athlete for shareholders to invest in is San Francisco 49ers tight end Vernon Davis.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                 The Article states, “an investor would ride the same roller coaster that the athlete experiences, with a lucrative contract and broad marketability as a potential boon, and injury or image problems presenting risk,” and that, “the risks are injury, decline in production, or fizzling in post-career aspirations.” As is discussed in greater detail under the section entitled “Risk Factors” and elsewhere in the Registration Statement, the risks of player injury, damaging publicity, poor on-field performance, and less than projected post-career earnings are just some of the of many risks that that potential investors should consider before making any decision to invest in shares of Fantex Series Vernon Davis.

•                 The Article states that, “the company will pay Davis $4 million in exchange for 10 percent of his future earnings, whether it’s from his current NFL contract, future NFL contracts, endorsements, appearance fees, or post-football employment.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract (the “Brand Income”), of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                 The Article states, “The company is trying to raise roughly $4.2 million for the Davis IPO, with 421,100 shares available to the public at $10 each.” $4 million of the net proceeds of the Offering will be used to pay to Vernon Davis the purchase price for the 10% interest in the Brand Income. A more detailed description of the Company’s expected use of proceeds from the Offering is available in the Registration Statement.

•                  The Article states, “[Fanex, Inc.] is trying to raise roughly $4.2 million for the Davis IPO, with 421,100 shares available to the public at $10 each. That means Davis would need to earn $42 million for the investors to make money on his earnings. Fantex estimated Davis’ gross potential income at $61 million before applying any discount rate, and without Fantex’s help marketing.” The Company conducted a valuation analysis and determined that the present value of the Brand Income that Vernon Davis may earn is approximately $40 million. A more detailed discussion of the Company’s valuation of the Brand Contract is available in the Registration Statement. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                 The Article states that, “there is also a dividend yield, which could enhance the investment,” and that, “[Fantex, Inc.] receives 5 percent of each dollar it collects from brand income, with the other 95 percent going to investors.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. The Company will attribute 95% of the Brand Income to the Vernon Davis Brand, while the remaining 5% will be attributed to the platform common stock. A more detailed description of the dividend policy and the attribution of the Brand Income is available in the Registration Statement.

•                 The Article states, “The securities are sold on Fantex’s website.” Sales and trading of Fantex Series Vernon Davis, should any occur, will take place on Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and the exclusive trading platform for tracking stocks that may be issued by the Company.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “goal,” “expect,” “forecast,” “intend,” “believe,” “may,” “will,” “would,” “should,” “could,” “help,” “grow,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated February 13, 2014 Published by the Philly.com

Beyond fantasy: Making money off of a pro football player

By Zach Berman

Posted: February 14, 2014

Fantasy football has been the closest fans have come to making money off a team athlete’s individual performance. But a new company, whose initial public offering road show for one athlete came to Philadelphia on Wednesday, is making it even more of a reality.

Fantex, a San Francisco company, offers an opportunity to invest in an athlete’s future earnings. An investor would ride the same roller coaster that the athlete experiences, with a lucrative contract and broad marketability as a potential boon, and injury or image problems presenting risk.

The first athlete for shareholders to invest in is San Francisco 49ers tight end Vernon Davis. The company will pay Davis $4 million in exchange for 10 percent of his future earnings, whether it’s from his current NFL contract, future NFL contracts, endorsements, appearance fees, or post-football employment.

“It’s an investment, so if you believe that Vernon Davis’ brand has the potential we do, then it could be a lucrative investment,” CEO Buck French said Wednesday in a University City coffee shop when asked why a Philadelphian without a vested interest in Davis would be interested.

“The second reason is they very likely may have him on their fantasy team, even though he’s not an Eagle. That game has changed. And the third component is they actually think this is an interesting concept out there. And our goal is to not just have one [athlete].”

French, who was born in Chester County, is on a 12-city tour via a former Madden cruiser. His schedule Wednesday included speaking at the Wharton School of the University of Pennsylvania and meeting with potential investors at Xfinity Live.

The company is trying to raise roughly $4.2 million for the Davis IPO, with 421,100 shares available to the public at $10 each. That means Davis would need to earn $42 million for the investors to make money on his earnings. Fantex estimated Davis’ gross potential income at $61 million before applying any discount rate, and without Fantex’s help marketing.

Davis, 30, has two years remaining on his contract and just finished his eighth season. Fantex is expecting him to play at least 14 total seasons and sign another deal that would pay him at least $33 million. That figure is based on contracts received by tight ends such as Tony Gonzalez and Antonio Gates.

“If you believe in our forecast . . . I think it’s totally feasible,” said French, who said he consulted with the NFL players union.

There is also a dividend yield, which could enhance the investment. Fantex is especially bullish on Davis’ post-career earnings, believing Davis is a “multidimensional” brand. Fantex receives 5 percent of each dollar it collects from brand income, with the other 95 percent going to investors.

The risks are injury, decline in production, or fizzling in post-career aspirations, which makes the money paid by Fantex attractive to the athlete. Fantex had a deal with Houston Texans running back Arian Foster, but Foster suffered an injury, and the offering was delayed.

“There’s always short-term pain, long-term gain in any start-up,” French said. “The short-term pain was unfortunately [that] it happened right after we announced. The long-term gain is it helped people understand the security better and the risk.”

The securities are sold on Fantex’s website with the general public targeted instead of institutional investors. The goal is to sign other athletes from the NFL and elsewhere. Philadelphia is one of the markets Fantex has identified.

“I hope so. This is a great sports town,” French said. “You have some very interesting players here.”

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